820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

4 August 2009

Half-year report 2009

DSM reports continued strong cash generation as operating profit improves

- **Q2 operating profit from continuing operations clearly higher than Q1 2009**
- **Q2 total operating profit of EUR 79 million, substantially down from last year's record**
- **Nutrition business remains robust**
- **Materials Sciences recovers from first quarter losses**
- **Cash flow from operating activities once again very strong (EUR 267 million); 44% higher than Q2 2008**
- **Interim dividend unchanged at EUR 0.40 per ordinary share**
- **The outlook remains uncertain, although the initial impact of inventory write-downs and customer de-stocking now looks to be largely over**

Commenting on the results, Feike Sijbesma, chairman of the DSM Managing Board, said: *"Early and aggressive action to reduce costs, a focus on cash, stringent management of working capital and the ongoing resilience of our Life Sciences businesses, have all ensured that DSM is in good shape at the end of the first half of 2009.*

"Although there is little sign of improving demand across many end-markets, Q2 earnings were up sharply compared with the first quarter driven by Materials Sciences as inventory write-downs and customer de-stocking have largely run their course.

"DSM is staying the course, even in these challenging times. This is illustrated by the announcement of the disposal of two non-core businesses in July, our ongoing strategic commitment to our customers, innovation and sustainability and our focus on China, where we are reaping the benefits of a favorable market. Our strong balance sheet and robust cash flow leave us well placed to take advantage of future opportunities that will arise."

dlw 8/17

DSM

second quarter 2009	2008	+/-	in EUR million	first half 2009	2008	+/-
			Continuing operations:			
1,918	**2,406**	**-20%**	**Net sales**	**3,707**	**4,709**	**-21%**
167	346	-52%	Operating profit before depreciation and amortization (EBITDA)	305	650	-53%
58	**242**	**-76%**	**Operating profit (EBIT)**	**90**	**448**	**-80%**
124	109	14%	- Nutrition	265	188	41%
3	29	-90%	- Pharma	14	37	-62%
17	70	-76%	- Performance Materials	0	150	-100%
4	26	-85%	- Polymer Intermediates	-26	66	
-36	43		- Base Chemicals and Materials	-62	73	
-54	-35		- Other activities	-101	-66	
			Discontinued operations			
36	50	-28%	Net sales	84	105	-20%
25	37	-32%	Operating profit before depreciation and amortization (EBITDA)	54	71	-24%
21	34	-38%	Operating profit (EBIT)	46	65	-29%
			Total DSM:			
1,954	**2,456**	**-20%**	**Net sales**	**3,791**	**4,814**	**-21%**
79	**276**	**-71%**	**Operating profit (EBIT)**	**136**	**513**	**-73%**
30	**192**	**-84%**	**Net profit before exceptional items**	**55**	**354**	**-84%**
-20	-		Net result from exceptional items	-32	-	
10	**192**	**-95%**	**Net profit**	**23**	**354**	**-94%**
			Net earnings per ordinary share in EUR:			
0.09	1.00	-91%	- before exceptional items, continuing operations	0.11	1.81	-94%
0.05	1.15	-96%	- including exceptional items, total DSM	0.12	2.10	-94%

In this report:

- *'operating profit' (before depreciation and amortization) is understood to be operating profit (before depreciation and amortization) before exceptional items.*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.*
- *'continuing operations' refers to the DSM operations excluding DSM Energie Holding B.V. and Stamicarbon B.V.*

Overview

The general global economic downturn, which is having a very adverse effect on almost half of DSM's businesses (DSM Engineering Plastics, DSM Resins, DSM Fibre Intermediates, DSM Elastomers and DSM Melamine), continued into Q2. However, in contrast to the previous two quarters there are strong indications that downstream de-stocking has largely come to an end in most markets. This is reflected in an improved demand compared to Q1, bringing the year-on-year drop in demand in these businesses more in line with the development of end-markets.

Nutrition continued to show resilience reflecting very strong positions in markets which have seen only a limited impact of the downturn. The Pharma result was low due to weak volumes.

The Materials Sciences clusters (Performance Materials and Polymer Intermediates) were lifted back into a profitable position again, driven by improved demand, a continued focus on efficiency and some increase in margins. DSM Dyneema, however, experienced weakening demand, mainly in industrial applications.

DSM's strategic focus on China is paying off. China's industrial production is strongly improving after a relatively short dip. Almost all businesses, especially DSM Fibre Intermediates, are experiencing a strong recovery in Chinese demand, sometimes even back to pre-crisis levels. Compared to Q1 sales in China increased by 44%.

The pressure on the business of DSM Agro continued. Although Q2 saw a pick-up in volumes, lower prices resulted in a loss for the period.

DSM's cash performance was very strong for the third quarter in a row, in spite of the depressed external environment. The focus on working capital management, credit control, cost efficiency and responsible priority setting for capital expenditures was effective. Net debt decreased again, even though the final dividend for 2008 was paid in this quarter. DSM's financial strength is reflected in the credit rating: Standard and Poor's has affirmed the A-rating and maintained the stable outlook on 3 August, 2009.

As from the end of this quarter DSM Energy and the urea-licensing business are reported as assets held for sale and discontinued operations, because agreements have been reached to divest these activities as part of DSM's accelerated *Vision 2010* strategy. Previous period figures have been adjusted accordingly. More details can be found in the press releases issued on 29 July.

Net sales

in EUR million	second quarter 2009	2008	difference	volumes	prices	exch. rates	other
Nutrition	699	689	2%	-11%	5%	7%	1%
Pharma	177	237	-25%	-15%	-5%	2%	-7%
Performance Materials	456	624	-27%	-23%	-8%	3%	1%
Polymer Intermediates	215	326	-34%	-8%	-32%	6%	-
Base Chemicals and Materials	285	427	-33%	-2%	-32%	1%	-
Other activities	86	103					
Total, continuing operations	1,918	2,406	-20%	-13%	-11%	4%	0%
Discontinued operations	36	50					
Total	1,954	2,456					

Sales dropped by 20% compared to Q2 2008, but improved by 7% compared to Q1 (volume +13%, prices -5%, exchange rates -1%). All business groups, except the two Nutrition business groups, showed a sales level clearly below last year's. In Nutrition weaker volumes were more than compensated for by strong pricing and a favorable currency exchange rate effect.

Despite of the weakness compared to last year, there was a clear recovery compared to Q1, as industrial demand got more in line with end-market demand (slowing down of de-stocking) and China regained momentum.

Operating profit
Although operating profit showed a sharp drop compared to previous year's record level, it clearly improved against Q1 due to the improvement in Materials Sciences.

Nutrition maintained its very strong performance, based on its marketing strategy and the change in industry dynamics. The economic downturn is having a limited effect on trading conditions.

The Pharma result was low, due to the lower business activities in the custom manufacturing business at DSM Pharmaceutical Products and the demand/supply situation at DSM Anti-Infectives.

In Materials Sciences, the inventory write-downs caused by the drastic drop in oil prices and rigorous downstream de-stocking in most markets, appears to be coming to an end. DSM Resins and DSM Fibre Intermediates are both back at profitable levels. DSM Dyneema saw a drop in profit. Improved cost efficiency contributed as expected.

In Base Chemicals and Materials the improvement in DSM Elastomers and DSM Melamine was much less pronounced than in Performance Materials. Both business groups still posted substantial losses. The same was true now for DSM Agro, because of very weak prices. Cost efficiency improved in all units.

The operating profit of DSM's core business as a Life Sciences and Materials Sciences company (i.e. excluding Base Chemicals and Materials and discontinued operations) improved from EUR 58 million in Q1 to EUR 94 million in Q2 (+62%).

DSM

Business review by cluster

Nutrition

second quarter 2009	second quarter 2008	in EUR million	first half 2009	first half 2008
699	689	Net sales	1,406	1,341
156	142	Operating profit before depreciation and amortization	330	252
124	109	Operating profit	265	188

Second quarter results for the Nutrition cluster continued to be strong despite the organic **sales** development of -6% compared to Q2 2008. Last year's H1 sales volumes benefited to a certain extent from inventory build-up in the trade channels in anticipation of higher prices and the impact of the Beijing Olympics. This was followed by inventory reduction at the end of 2008 and the beginning of 2009. Current sales are a reflection of underlying end-use demand. In Q2 2009 demand improved compared to Q1 mainly in animal nutrition, while dietary supplements saw some weakness. Prices, especially for fat soluble vitamins, remained relatively strong and were above Q2 2008. Compared to Q1 2009, there have been price declines with some reversals towards the end of Q2.

Operating profit of DSM Nutritional Products increased compared to Q2 2008 mainly based on pricing and a relatively strong dollar. DSM Nutritional Products started reducing production output in Q2 to improve its overall working capital. DSM Food Specialties' operating profit was similar to last year with strong performance in enzymes, such as Brewers Clarex® and ARA (an infant nutrition ingredient).

Pharma

second quarter 2009	second quarter 2008	in EUR million	first half 2009	first half 2008
177	237	Net sales	374	444
18	45	Operating profit before depreciation and amortization	43	68
3	29	Operating profit	14	37

Sales of the Pharma cluster continued to be under pressure due to a low activity level in the custom manufacturing business of DSM Pharmaceutical Products related to de-stocking, delay in approvals and the loss of some larger contracts. DSM Anti-Infectives faced weak market conditions.

These developments resulted in a lower **operating profit** compared to the previous year. Compared to last quarter the USD exchange rate had an additional negative impact.

Performance Materials

second quarter 2009	second quarter 2008	in EUR million	first half 2009	first half 2008
456	624	Net sales	851	1,225
44	90	Operating profit before depreciation and amortization	50	191
17	70	Operating profit	0	150

Compared to same period last year organic **sales** development was -31% as trading conditions were worse for all business groups. In contrast, sales showed improvement against the previous quarter at DSM Resins and DSM Engineering Plastics. Construction and automotive related businesses remained slow. Substantial effects of de-stocking in the market as experienced in Q1 were less apparent in Q2. DSM Dyneema experienced weakening demand especially in commercial marine, sports and high performance textiles.

The cluster reported an **operating profit** after two quarters of losses. Results of both DSM Resins and DSM Engineering Plastics improved from Q1 as demand improved. The operating profit for the quarter decreased substantially against the same period last year due to the economic downturn, partially offset by lower raw-material costs as well as structural cost reduction programs. The quarterly result of DSM Dyneema dropped compared to the same period last year as weaker demand has an impact on this business as well.

Polymer Intermediates

second quarter 2009	second quarter 2008	*in EUR million*	first half 2009	first half 2008
215	326	Net sales	354	668
11	32	Operating profit before depreciation and amortization	-11	78
4	26	Operating profit	-26	66

Organic **sales** growth in the cluster was 58% compared to Q1, but still negative (-40%) compared to the same quarter of last year. The improvement was mainly due to volume recovery, somewhat higher caprolactam prices in China and higher exports of acrylonitrile.

The Polymer Intermediates cluster delivered a small **operating profit** after losses in the preceding two quarters, partly based on cost savings. The gap compared to Q2 last year was still significant as European and US volumes remained weak.

Base Chemicals and Materials

second quarter 2009	second quarter 2008	*in EUR million*	first half 2009	first half 2008
285	427	Net sales	526	818
-20	61	Operating profit before depreciation and amortization	-30	107
-36	43	Operating profit	-62	73

Sales volumes were lower compared to last year, with the exception of DSM Agro, which reported very high volumes towards the end of Q2, largely compensating for the late season start in Q1. Although the other businesses were still suffering from the lower demand in the automotive industry (DSM Elastomers) and in the building industry (DSM Melamine), volumes increased gradually compared to the first quarter.

The **operating profit** of the cluster was negative for all main business groups. The volume increase in Q2 compared to Q1 was not sufficient to compensate for the substantially lower prices in fertilizers. Costs saving programs for the cluster are in place and have started contributing to the result.

Other activities

second quarter 2009	second quarter 2008	in EUR million	first half 2009	first half 2008
86	103	Net sales	196	213
-42	-24	Operating profit before depreciation and amortization	-77	-46
-54	-35	Operating profit	-101	-66
		of which:		
-19	0	- Defined Benefit Plans	-38	-1
-13	-13	- Innovation Center	-28	-26
-22	-22	- Other	-35	-39

The main difference in the result of Other activities compared to last year is the (non cash) increase in IFRS pension costs for defined benefit plans.

Exceptional items
Exceptional items amounted to EUR 20 million after tax. Following the announced cost-saving actions, restructuring charges were recognized for an amount of EUR 28 million (EUR 20 million after tax). As a result of the decision to postpone certain ICT projects DSM expensed EUR 23 million (EUR 19 million after tax). A EUR 19 million gain was recognized due to compensation for the closure of the citric acid manufacturing plant in Wuxi (China).

Net profit
Net profit decreased from EUR 192 million in Q2 2008 to EUR 10 million in Q2 2009.

Net earnings per share (continuing operations, before exceptional items) decreased to EUR 0.09.

Net finance costs amounted to EUR 33 million which represents an increase of EUR 15 million compared to the previous year mainly due to higher exchange rates for the US dollar and the Swiss franc, higher average interest rates and some fair value adjustments in other financial assets.

The *effective tax rate* increased to 28% for the first half year of 2009 versus 25% for the year 2008 due to changes in the geographic distributions of taxable results.

Cash flow, capital expenditure and financing
As a result of DSM's continued strong focus on cash and despite the lower operating profit, *Cash flow from operating activities* increased to EUR 433 million for the first half year (Q2: EUR 267 million) compared to EUR 281 million in the first half of 2008 (Q2: EUR 185 million).

Cash used for *capital expenditure* in the first half of 2009 amounted to EUR 235 million compared to EUR 258 million in the first half of 2008.

During the last three quarters *net debt* decreased from EUR 1,887 million (end of Q3 2008) to a level of EUR 1,677 million at the end of Q2 2009 due to the good cash performance.

The 6.75% USD 250 million loan maturing in May was repaid out of cash.

Standard and Poor's has affirmed the A- rating and maintained the stable outlook on 3 August, 2009.

Interim dividend
It has been decided to pay an unchanged interim dividend of EUR 0.40 per ordinary share for the year 2009. As usual, this represents one third of the total dividend paid for 2008. The interim dividend is no indication of the total dividend for 2009. The interim dividend for 2009 will be paid in cash on 28 August 2009.

Workforce
The workforce decreased overall by almost 500 employees and stood at 23,017 at the end of Q2 2009. This reduction is the balance of restructuring programs, the closure of the Citric Acid plant in Wuxi (China) and selective hiring.

Progress update on DSM Strategy *Vision 2010*
DSM's acceleration of the strategic program *Vision 2010 – Building on Strengths*, announced in September 2007, focuses on delivering faster growth, higher margins and improved earnings quality from the company's portfolio. The strategy will transform DSM into a Life Sciences and Materials Sciences company capable of sustainable growth fueled by important societal trends.

The key drivers – market-driven growth and innovation, increased presence in emerging economies and operational excellence – remain at the heart of DSM's strategy.
In Q2 2009 sales in China amounted to USD 283 million, which represents a decrease of 14% relative to the comparable period of last year. Compared to Q1 however, sales increased by 44%.

In the quarter, DSM announced an agreement to acquire Biopract GmbH, based in Berlin (Germany). This acquisition will serve as an entry point for DSM into the promising biogas market, which is showing 15-20% growth per year. The impact of the acquisition on DSM's net sales in 2009 and 2010 is not expected to be material.

DSM Engineering Plastics and Mitsubishi Chemical Corporation (MCC) signed a memorandum of understanding for DSM to acquire MCC's Novamid® polyamide business in exchange for DSM's Xantar® polycarbonate business. With this move, DSM Engineering Plastics will be able to further reinforce its position as one of the globally leading producers of polyamide engineering plastics.

DSM Engineering Plastics also announced that it will expand market development plant capacity for Stanyl® ForTii™ in order to meet demand for this new polymer, which is used in electronics and other applications.

DSM Nutritional Products signed the investment contract with the Changchun Economic & Technology Development Zone to set up DSM's fourth feed premix plant in China which will be located in Changchun City. Construction started in May and total investment will amount to USD 5 million.

In September 2007 DSM announced that, as a result of the accelerated shift towards Life Sciences and Materials Sciences, a number of businesses which do not fit in with the accelerated strategy would be carved out and disposed of.

Since the end of the second quarter, DSM has made progress with the planned disposals. On 29 July an agreement with TAQA Abu Dhabi National Energy Company PJSC for the sale of DSM Energie Holding B.V. was announced. Included in the scope are the participations which DSM has in oil and gas exploration and the 40% participation in Noordgastransport B.V. On the same day an agreement for the sale of the urea-licensing subsidiary Stamicarbon B.V. to Maire Tecnimont was announced. The divestments are expected to close in Q3 and by Q4 of 2009 respectively, subject to regulatory approvals and notifications.

The disposal process for DSM Elastomers, DSM Agro and DSM Melamine is underway. As reported earlier, DSM has slowed down the process in view of the current financial and economic environment but still aims to complete the disposals by the end of 2010.

During the quarter, DSM announced and introduced many new innovations. More information can be found in the innovation section at www.dsm.com.

Actions addressing the economic downturn
In December 2008 DSM announced a number of structural cost-saving actions to address the effects of the economic downturn and to strengthen its competitive position.

Implementation of these actions is underway and DSM will clearly exceed the increased cost savings target of EUR 125 million, to be fully achieved by 2010. These actions are expected to result in a reduction in workforce of 1250 positions. Apart from the workforce reduction, the actions also cover a stronger focus on purchasing and other efficiency improvement measures. DSM will also further reduce the number of temporary workers.

In its capital expenditure DSM is prioritizing projects focused on future growth while other projects are being postponed or delayed. Capital expenditure in 2009 will be lower than in 2008. Also, a significant reduction in working capital is targeted for the year.

At the same time, DSM remains fully focused on customers in order to meet their needs and priorities, as well as on its priorities of innovation and sustainability. The company is actively looking for new growth opportunities that the current market and economic conditions will provide.

Outlook
There are strong indications that downstream de-stocking has come to an end in most markets, evidenced by an overall demand improvement compared to the first quarter. Demand is however still low compared to pre-recession levels. The exception to this development is China, where DSM experienced strong demand. Conditions in the US and Europe continued to be weak. No further improvements from current market conditions are expected in the short term, with a risk of temporary lower demand during the summer.

Due to the bottoming-out of feedstock prices DSM does not expect further inventory write-downs.

The relatively favorable business conditions in Nutrition are expected to continue with prices remaining firm in both Animal and Human markets and further demand recovery. The Nutrition cluster is expected to achieve full year results somewhat above the 2008 level.

Pharma results are expected to be substantially lower than last year due to lower prices at Anti-Infectives and challenges to fill the pipeline at DSM Pharmaceutical Products although further progress is being made. The results of DSM Pharmaceutical Products are expected to be better towards the end of the year.

In Performance Materials DSM Dyneema now expects lower sales than last year. The uncertainty regarding demand continues for DSM Engineering Plastics and DSM Resins. There is a similar lack of clarity at Polymer Intermediates and Base Chemicals and Materials, which will both most likely be loss-making in 2009.

Due to DSM's successful focus on cash and cost saving programs DSM will maintain its solid financial position which is necessary for the execution of its strategy: DSM is staying the course.

DSM will provide no quantitative outlook for 2009 in view of the uncertain economic conditions.

DSM

Condensed consolidated statement of income for the second quarter

second quarter 2009 before exceptional items	second quarter 2009 exceptional items	second quarter 2009 total	in EUR million	second quarter 2008 before exceptional items	second quarter 2008 exceptional items	second quarter 2008 total
1,954	-	1,954	net sales	2,456	-	2,456
192	-18	174	operating profit before depreciation and amortization (EBITDA)	383	-	383
79	-33	46	operating profit (EBIT)	276	-	276
21	-	21	operating profit from discontinued operations	34	-	34
58	-33	25	operating profit from continuing operations	242	-	242
-33	-	-33	net finance costs	-19	-	-19
0	-	0	share of the profit of associates	0	-	0
25	-33	-8	profit before income tax expense	223	-	223
-7	13	6	income tax expense	-55	-	-55
18	-20	-2	net profit from continuing operations	168	-	168
13	-	13	net profit from discontinued operations	25	-	25
31	-20	11	profit for the period	193	-	193
-1	-	-1	minority interests	-1	-	-1
30	-20	10	net profit	192	-	192
30	-20	10	net profit	192	-	192
-2	-	-2	dividend on cumulative preference shares	-2	-	-2
28	-20	8	net profit used for calculating earnings per share	190	-	190
113	15	128	depreciation and amortization	107	-	107
		116	capital expenditure			150
		4	acquisitions			119
			net earnings per ordinary share in EUR			
0.17	-0.12	0.05	- net earnings, total DSM	1.15	-	1.15
0.09	-0.12	-0.03	- net earnings, continuing operations	1.00	-	1.00
		162.3	average number of ordinary shares (x million)			165.7
		162.3	number of ordinary shares, end of period (x million)			162.6
		23,017	workforce at end of period			*23,591
		7,458	of which in the Netherlands			*7,452

* Year-end 2008.

This report has not been audited.

Condensed consolidated statement of income for the first half

first half 2009 before exceptional items	first half 2009 exceptional items	first half 2009 total	in EUR million	first half 2008 before exceptional items	first half 2008 exceptional items	first half 2008 total
3,791	-	3,791	net sales	4,814	-	4,814
359	-35	324	operating profit before depreciation and amortization (EBITDA)	721	-	721
136	-50	86	operating profit (EBIT)	513	-	513
46	0	46	operating profit from discontinued operations	65	-	65
90	-50	40	operating profit from continuing operations	448	-	448
-60	-	-60	net finance costs	-36	-	-36
-1	-	-1	share of the profit of associates	0	-	0
29	-50	-21	profit before income tax expense	412	-	412
-8	18	10	income tax expense	-103	-	-103
21	-32	-11	net profit from continuing operations	309	-	309
32	-	32	net profit from discontinued operations	48	-	48
53	-32	21	profit for the period	357	-	357
2	-	2	minority interests	-3	-	-3
55	-32	23	net profit	354	-	354
55	-32	23	net profit	354	-	354
-5	-	-5	dividend on cumulative preference shares	-5	-	-5
50	-32	18	net profit used for calculating earnings per share	349	-	349
223	15	238	depreciation and amortization	208	-	208
		230	capital expenditure			248
		4	acquisitions			145
			net earnings per ordinary share in EUR			
0.31	-0.20	0.11	- net earnings, total DSM	2.10	-	2.10
0.11	-0.20	-0.09	- net earnings, continuing operations	1.81	-	1.81
		162.2	average number of ordinary shares (x million)			166.3
		162.3	number of ordinary shares, end of period (x million)			162.6
		23,017	workforce at end of period			*23,591
		7,458	of which in the Netherlands			*7,452

* Year-end 2008.

This report has not been audited.

DSM

Consolidated balance sheet

in EUR million	30 June 2009		year-end 2008	
intangible assets	1,203		1,200	
property, plant and equipment	3,530		3,641	
deferred tax assets	405		392	
prepaid pension costs	155		137	
associates	24		19	
other financial assets	158		176	
	--------		--------	
non-current assets		5,475		5,565
inventories	1,539		1,765	
trade receivables	1,480		1,525	
other receivables	150		107	
financial derivatives	73		86	
current investments	5		4	
cash and cash equivalents	593		601	
	--------		--------	
current assets		3,840		4,088
assets held for sale		124		-
		--------		--------
total assets		9,439		9,653

in EUR million	30 June 2009		year-end 2008	
shareholders' equity	4,460		4,633	
minority interests	63		62	
	--------		--------	
equity		4,523		4,695
deferred tax liabilities	105		122	
employee benefits liabilities	318		314	
provisions	127		190	
borrowings	2,069		1,559	
other non-current liabilities	47		65	
	--------		--------	
non-current liabilities		2,666		2,250
employee benefits liabilities	29		33	
provisions	102		82	
borrowings	186		734	
financial derivatives	93		179	
trade payables	1,108		1,188	
other current liabilities	581		492	
	--------		--------	
current liabilities		2,099		2,708
liabilities held for sale		151		-
		--------		--------
total equity and liabilities		9,439		9,653

capital employed	6,213	6,558
equity / total assets	48%	49%
net debt	1,677	1,781
gearing (net debt / equity plus net debt)	27%	28%
operating working capital (OWC)	1,911	2,102
OWC / net sales	23.7%	22.6%

Condensed consolidated cash flow statement

in EUR million		first half 2009		2008
Cash and cash equivalents at beginning of period		601		369
Operating activities:				
- net profit plus depreciation and amortization	261		562	
- change in working capital	143		-429	
- other changes	29		148	
cash flow from operating activities		433		281
Investing activities:				
- capital expenditure	-235		-258	
- acquisitions	-13		-87	
- sale of subsidiaries	1		-	
- disposals	1		8	
- other	-13		-41	
net cash used in investing activities		-259		-378
dividend		-137		-152
net cash from financing activities		-40		257
changes in consolidation and exchange differences		-5		-5
Cash and cash equivalents at end of period		593		372

Condensed statement of recognized income and expense

in EUR million	first half 2009	2008
Exchange differences on translation of foreign operations	-1	-48
Changes in actuarial gains and losses and asset ceiling	0	0
Other changes	19	16
Income tax expense	-8	-3
Total income and expense directly recognized in equity	10	-35
Profit for the period	21	357
Recognized income and expense for the period	31	322
of which minority interests	-2	2

Condensed statement of changes in equity

in EUR million	first half 2009	2008
Balance at beginning of period	4,695	5,383
Changes:		
- recognized income and expense for the period	31	322
- dividend	-214	-229
- repurchase of ordinary shares	-	-217
- proceeds from reissue of ordinary shares	1	34
- other changes	10	11
Balance at end of period	4,523	5,304

DSM

Condensed segment report in EUR million

First half 2009

	Continuing operations									
	Nutrition	Pharma	Performance Materials	Polymer Intermediates	Base Chemicals and Materials	Other activities	Elimination	Total	Discontinued operations	Total
Net sales	1,406	374	851	354	526	196	-	3,707	84	3,791
Supplies to other clusters	33	11	9	108	72	17	-250	-	-	-
Total supplies	1,439	385	860	462	598	213	-250	3,707	84	3,791
Operating profit before depreciation and amortization	330	43	50	-11	-30	-77	-	305	54	359
Operating profit	265	14	0	-26	-62	-101	-	90	46	136
Total assets	3,915	1,425	2,642	735	1,189	8,841	-9,433	9,314	125	9,439
Workforce end of period	7,260	4,210	4,835	1,363	1,857	3,440		22,965	52	23,017

First half 2008

	Continuing operations									
	Nutrition	Pharma	Performance Materials	Polymer Intermediates	Base Chemicals and Materials	Other activities	Elimination	Total	Discontinued operations	Total
Net sales	1,341	444	1,225	668	818	213		4,709	105	4,814
Supplies to other clusters	18	14	17	188	148	16	-401	-	-	-
Total supplies	1,359	458	1,242	856	966	229	-401	4,709	105	4,814
Operating profit before depreciation and amortization	252	68	191	78	107	-46	-	650	71	721
Operating profit	188	37	150	66	73	-66	-	448	65	513
Total assets *	3,835	1,445	2,706	710	1,333	8,730	-9,106	9,653	-	9,653
Workforce end of period *	7,043	4,401	4,978	1,427	2,305	3,385		23,539	52	23,591

* Year-end 2008

Notes to the financial statements

- Accounting policies

The consolidated financial statements of DSM for the year ended 31 December 2008 were prepared according to International Financial Reporting Standards (IFRS) as adopted by the European Union and valid as of the balance sheet date. The same accounting policies are applied in the current interim financial statements, as of 30 June 2009. These statements are in compliance with IAS 34 'Interim Financial Reporting' and need to be read in conjunction with the Annual Report 2008 and the discussion by the Managing Board earlier in this interim report. Neither pensions and similar obligations nor plan assets are subjected to interim revaluation.

- Audit

These interim financial statements have not been audited.

- Scope of the consolidation

Acquisitions and disposals since the end of 2008, both individually and in aggregate, were immaterial with respect to IFRS disclosure requirements. DSM Special Products which was reported as a discontinued operation in the first half of 2008 is now part of the Base Chemicals and Materials cluster. Comparatives have been represented to align with the reclassification.

Acquisitions, which involve a cash-out of EUR 13 million, have been accounted for using the purchase method of accounting.

- Related party transactions

Transactions with related parties are conducted at arm's length conditions. In the first half of 2009 these transactions were not material to DSM as a whole. No loans were granted to members of the Managing Board or to members of the Supervisory Board. In accordance with the remuneration policy stock options and restricted shares were awarded to members of the Managing Board in the first half of 2009.

- Risks

DSM has a risk management system in place. A description of the system and an overview of potentially important risks for DSM is provided in the Annual Report 2008 and in the governance section on www.dsm.com. DSM has reviewed the developments and incidents in the first half year of 2009 and assessed the risks for the rest of the year. On this basis DSM concludes that the most important risks and responses as reported in the Annual Report 2008 are still applicable.

- Seasonality

In cases where businesses are significantly affected by seasonal or cyclical fluctuations in sales this is discussed in the 'Business review by cluster' earlier in this report.

- Dividends paid

On 21 April the final dividend of EUR 0.80 per share for the year 2008 was paid to holders of ordinary shares and a dividend of EUR 0.15 per share was paid to holders of cumulative preference shares A. The total distribution to shareholders amounted to EUR 137 million and was recorded against retained earnings. In addition to the final dividend for 2008 the interim dividend of EUR 0.40 per ordinary share was recognized in the second quarter of 2009.

- Borrowings

In Q1 2009 a EUR 500 million 5.75% bond was issued which will be due in 2014. Part of the proceeds from the bond were used to repay the USD 250 million 6.75% loan that matured in the second quarter.

- Material events subsequent to the interim period

DSM reached agreements with TAQA Abu Dhabi National Energy Company PJSC for the sale of DSM Energie Holding B.V. and with Maire Tecnimont S.p.A. for the sale of DSM's urea-licensing subsidiary Stamicarbon B.V. The respective intended sales are expected to close in Q3 and by Q4 2009. The businesses were reclassified to held-for-sale at the end of the first half year and reported as discontinued operations. Prior period figures have been adjusted accordingly. Before reclassification DSM Energy and Stamicarbon B.V. were reported in the segment Base Chemicals and Materials and DSM's 40% participation in Noordgastransport B.V., which is included in the sale of DSM Energie Holding B.V., was reported in the segment Other activities. From the end of the first half year onwards depreciation and amortization will no longer be recognized for these activities in accordance with the applicable accounting standards.

Statements of the Managing Board

The half-yearly financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of DSM and its consolidated companies; and the half-yearly report gives a true and fair view of the position as at the balance sheet date, the development during the period of DSM and its group companies included in the half-yearly financial statements, together with the expected developments.

Heerlen, 4 August 2009

The Managing Board

Feike Sijbesma, chairman
Jan Zuidam, deputy chairman
Rolf-Dieter Schwalb, CFO
Nico Gerardu
Stephan Tanda

DSM

Important dates

Ex interim dividend quotation:	Wednesday, 5 August 2009
Record date:	Friday, 7 August 2009
Interim dividend payable:	Friday, 28 August 2009
Report for the third quarter:	Tuesday, 3 November 2009
Annual Report 2009:	Wednesday, 24 February 2010
Annual General Meeting of Shareholders:	Wednesday, 31 March 2010

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

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